Exhibit (d.1)

Schedule A

to the

Investment Advisory Agreement dated December 6, 2011

between

iShares U.S. ETF Trust

and

BlackRock Fund Advisors

Pursuant to Section 6, the Trust shall pay the Adviser compensation at the following annual rates:

Fund	Annual Fee
iShares Short Maturity Bond Fund	0.25%

Amended and Approved by the Board of Trustees of iShares U.S. ETF Trust on December 6-7, 2012.